Exhibit 4.31

English Translation

Version 5

Zhejiang Yuhui Solar Energy Source Co., Ltd.

Employment Contract

Jiashan, China

2010

In accordance with the Labor Law of the People’s Republic of China, the Labor Contract Law of the People’s Republic of China and the relevant laws and regulations, and based on the principles of freedom and equality, this Contract is made and entered into by and between the following parties after friendly consultation on December 30, 2009 in Jiashan County, Jiaxing City, Zhejiang Province, China:

Party A:	Zhejiang Yuhui Solar Energy Source Co., Ltd. (the “Company”)
Address:	No. 8 Baoqun Road, Yaozhuang Town Industrial Park, Jiashan County, Jiaxing City, Zhejiang Province
Legal Representative:	Li Xianshou

Party B:	Huang Songde
ID Card No.:	J120875351 (0205747003(B)
Nationality:	Han
Educational Level:	University
Legal Address:	8/F, No. 24, Lane 401, Jinhu Road, Neihu District, Taipei City, Taiwan

1.	Term of the Contract

The term of this Contract is from December 30, 2009 to December 29, 2014, including the probation period from             /             to             /            .

2.	Conditions for Employment

During the probation period, Party A shall assess Party B’s work performance in accordance with the following criteria. If, upon completion of the probation period, Party B meets the relevant criteria below, he will formally become a contract staff of Party A:

1. Party B shall observe disciplines and laws, comply with the Staff Code and all rules and regulations of Party A, take the interests of the whole into account and maintain the interest of Party A as a whole. Party B shall accept the job assignment and designation by Party A, keep Party A’s trade secrets in confidence and maintain Party A’s office equipment and information in good condition.

2. Party B shall fully devote himself to work and have the professional knowledge and skills, business management standard, organization and implementation ability, and enterprising and pragmatic spirit which make him competent at this job. Party B shall also try his very best to complete all tasks requested by this job.

3. Party B shall honestly disclose any personal information reasonably required by Party A, including without limitation, health condition, disease history, identity, educational background and working experience. Party B shall meet all necessary conditions in relation to his work, such as physical health condition.

3.	Job Position, Location and Responsibilities

3.1 Party B will be employed in the position of                      (refer to “ReneSola Ltd. Offer Letter”) and is expected to work at Jiashan.

Party B agrees that Party A may adjust the job position of Party B, his scope of work and the salary and other matters in relation to his job position according to the needs of Party A and the ability and work performance of Party B. When the adjustment is made, the parties shall give their confirmation in writing separately in respect thereof.

3.2 The scope of work and responsibility of Party B, including without limitation, the authorization, scope of work, procedures and methods of work, shall be based on the job description issued by Party A. Party B shall perform his duties in accordance with the rules and regulations of Party A and the requirements of its relevant persons in charge prior to the receipt of his job description.

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3.3 Party B shall complete any work assigned by Party A according to the timeframe, quality and quantity required.

4.	Labor Protection, Working Conditions and Protection Against Occupational Disease

4.1 Party A shall provide appropriate working environment to Party B so as to protect his personal safety and health. Party B shall strictly comply with the relevant safety operation procedures.

4.2 All occupational disease hazards and their consequences, protective measures against occupational disease and related welfares involved in the manufacturing activities of Party A have been stipulated in the measures for the administration of labor protection or other internal documents of Party A. Party B shall read all the above-mentioned documents carefully and may inspect them at any time. Upon execution of this Contract, Party A shall be deemed to have fulfilled the obligations it has been notified regardless of whether Party B inspects the relevant documents.

4.3 If Party A’s protective measures against occupational disease cannot meet the requirements of the relevant laws and regulations, Party B shall report timely to the relevant departments or labor union of Party A. Party B shall wear or use the labor protection items or facilities provided by Party A as required.

5.	Working Time and Vacation

5.1 Party A shall comply with the working time system as required by the State and Zhejiang Province. The specific arrangement of working time shall be based on the relevant requirements made by Party A with reference to its actual situation of production and business operation. Especially for senior management, management personnel at the level of departmental manager or above, business personnel engaged in procurement and sales, as well as special job positions such as drivers and cleaners, Party A may apply to them with flexible working time in accordance with the relevant national requirements.

5.2 Party B shall be entitled to public holidays and other statutory leaves with pay stipulated by the relevant national laws and regulations, such as marriage leave, maternity leave, funeral leave, sick leave, home leave and family-planning leave.

5.3 Paid leave shall be granted in accordance with the relevant national laws, regulations and rules. The minimum period for the paid leave will be one (1) day. If Party B plans to take a paid leave for at least three (3) consecutive days, he shall make an application one (1) month in advance and Party A will arrange the paid leave according to its actual situation. The paid leave cannot be transferred to the next year. Other requirements with regard to paid leave shall be subject to the rules and regulations of Party A.

6.	Overtime Work and Business Trip

6.1 Party A shall encourage its staff members to work efficiently and complete their work within office hours, and shall not recommend nor encourage its staff members to work overtime.

6.2 In the event of working overtime due to work demand, Party B shall work overtime only after he submits an overtime application form and obtains a joint approval from his supervisor and the personnel department in respect thereof. No work shall be deemed as overtime work unless with the joint approval, and the act of working overtime shall be taken as an act of Party B to engage in personal matters after office hours.

6.3 Party A may also arrange Party B to work overtime based on the reasonable requirements of work, and Party B shall make his best effort to comply with such arrangement except for the case of emergency or physical discomfort.

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6.4 Party A shall make an overtime payment to or arrange additional rest days for Party B in accordance with the relevant regulations of the PRC or Zhejiang Province, except for those employees with flexible working time.

6.5 Party A may arrange Party B to go for business trips to other places in the country and/or abroad from time to time, and Party B shall make his best effort to comply with such arrangement except for the case of emergency or physical discomfort.

7.	Salary and Social Insurance

7.1 In relation to Party B’s salary, Party A shall adopt the following:

☑	Monthly Salary System: The pre-tax basic salary shall be RMB (refer to “ReneSola Ltd. Offer Letter”) per month.

☑	Time-rate and Piece-rate System

☑	Commission System

☑	Project-based Wage System

The pre-tax basic salary for the probation period shall be RMB             (refer to “ReneSola Ltd. Offer Letter”) per month.

7.2 Any currencies received by Party B other than from subsidies, allowances (if any), welfare benefits or other wages or any amount of other incomes (if any), as well as the standards and time of payment shall be determined in accordance with the relevant rules and regulations of Party A or confirmed by a supplemental agreement separately signed by Party A and Party B.

7.3 Party A shall pay the salary of previous month on the twenty-fifth day (25th) of each month. If the salary payment may be delayed due to any emergency, Party A shall notify Party B of such delay at least two (2) days in advance. Such delay shall not be more than fifteen (15) days.

7.4 Party A shall pay social insurance and undertake the obligations to withhold and pay an individual income tax for Party B in accordance with the relevant national laws and regulations.

7.5 Party A shall adopt a confidential salary system. All information relating to Party B’s salary, including without limitation, its amount and calculation method, shall constitute the confidential information of Party A. Party B shall not disclose in any way such information to any third party without the prior written consent of Party A.

7.6 The salary shall in principle be paid by Party A in the following manner: Party A credits the amount by bank transfer to the bank account opened in the name of Party B at the same bank as Party A.

8.	Labor Disciplines

8.1 Party B shall comply with all national laws and regulations, and shall abide by the Employee Manual and all other rules and regulations.

8.2 Party B shall not use any facilities of Party A to check or disseminate any information that is in violation of national laws and regulations, corrupts public morals or has any adverse effect on Party A. Party B shall not check, transmit, release or disseminate any information nor engage in other activities unrelated to his work during office hours through internet, telephone and other facilities.

8.3 Without the prior written consent of Party A, Party B shall not do any other part-time jobs during his employment with Party A.

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8.4 Party A shall have the right to inspect, guide and examine the performance of labor disciplines by Party B. Party A shall have the right to impose punishment on Party B for any of his material violation of labor disciplines until the termination of his employment relationship with Party A.

8.5 In Party A’s previous cases, any employee who accepts a bribe worth RMB1,000 from customers or suppliers (the “Customers”) will result in Party A suffering an actual loss of at least RMB10,000. Therefore, none of Party B and his close relatives shall, in all events, accept any offer made by the Customers to pay for their entertainment activities, birthday parties, wedding banquets and feasts, nor shall they accept any gifts from the Customers (including without limitation, cash, cards, stocks, precious items or other valuable things), nor accept any actual assistance or other preferential treatments from the Customers in connection with his personal affairs, unless permitted by Party A in advance or reported to Party A according to the requirements. In the event of any violation of the above requirements by Party B and his relatives, Party B (once confirmed after investigation) shall be deemed as a material violation of the rules and regulations of the Company, and Party A shall have the right to terminate its employment relationship with Party B without paying any compensation and indemnity.

8.6 Party B specifically undertakes that, during his employment with Party A, he will not directly or indirectly engage in any competing business activities which are similar to the business being or to be conducted by Party A, including but not limited to being employed in a company that is in competition with Party A, engaging in competing consulting or other business activities, or providing Party A’s technical information, parameters and trade secrets to any company that is in competition with Party A. During the employment with Party A, upon resignation or quitting the employment or after termination of this Contract, without the prior written consent of Party A, Party B shall not disclose in any way or use without authorization any non-public information of Party A, including without limited to any company information, business plans, operation planning, contracts, letters, purchase prices, costs, sale prices, suppliers’ information, customers’ information, situation of personnel, financial information, proprietary technologies, processes, and workflows relating to Party A and its business, operation, personnel and technology that are known by Party B from Party A or due to his employment with Party A. Non-public confidential information shall include any information which Party A expressly states that it is confidential, or which is regarded as confidential information of Party A based on the reasonable judgment of Party B (Party B shall not disclose or use such information regardless of whether he obtains similar information from a third party).

8.7 Without the prior consent of Party A, Party B shall not disclose to others any confidential information prescribed in Article 8.6 orally, in writing or digital form or any other manner, nor bring any persons to enter into or visit any areas and premises of Party A which may contain confidential information, nor transmit confidential information, such as customers’ information and technical information and pictures, through internet. Party B shall also not take away from the premises, nor reproduce in any way or otherwise take away from Party A’s territory in disguised form, any media that contain or may contain confidential information, including without limitation, information and equipment.

8.8 During his employment with Party A, Party B shall not engage in any business activities that are in violation of laws and regulations, and the rules and regulations of Party A, including without limited to withholding the relevant transaction information without reporting, or making false reports of such information, by business personnel that is in violation of the management system of the Customs Department. Should Party A bear any liability or suffer any loss due to any illegal act of Party B, Party B shall be liable to make full compensation in respect thereof and be regarded as a material violation of labor disciplines. Party A shall have the right to immediately terminate the employment relationship with Party B and pursue economic and legal liabilities from him.

8.9 All products of Party A shall be sold at the guiding price determined by Party A. As a business personnel, Party B shall be under an obligation to act in the best interest of Party A during the business operation. Any of his negative or slack action shall be dealt with in accordance with the rules and regulations of Party A. If the interest of the Company is materially impaired due to the business activities of Party B, Party B shall be regarded as a material violation of labor disciplines, and Party A shall have the right to immediately terminate its employment relationship with Party B and pursue economic and legal liabilities from him.

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8.10 As a business personnel, Party B shall act on the basis of the principle of optimizing the interest of the Company when purchasing materials, equipment, spare parts or seeking services, and shall make his effort to cut down the prices for the purchase of materials/services so as to obtain the best price for products with similar functions provided that the same conditions are provided. Party A shall have complete confidence in the work done by Party B but shall have the right to examine and inspect his work. Any examination, inspection and approval made by the other departments of Party A with respect to the businesses conducted by Party B and the contracts, quotation and technical information in relation thereto shall not release any liabilities and obligations of Party B in seeking best price and shopping around or of the application of this Article. If the price of the products/services purchased exceeds 10% of the price of the products/services with similar functions on the same conditions provided due to the subjective factors of Party B, Party B shall be deemed as a material dereliction of duties, which causes material damages.

9.	Party A may discharge this Contract if Party B has one of the following circumstances:

1. Party B is proved not to satisfy the conditions for employment during the probation period.

2. Party B seriously violates Party A’s labor disciplines or rules and regulations.

3. Party B commits a serious dereliction of duties, engages in malpractices for selfish ends or violates this Contract, thus causing great damages to Party A.

4. Party B is subject to criminal liability in accordance with law.

5. Party B concurrently has an employment relationship with other companies and economic organizations.

6. The resume provided by Party B is materially untrue or has omission of facts, Party B provides fake certificates or proof for employment relationship.

10.	Party A may discharge this Contract by giving a 30-day prior written notice or paying an additional one-month salary to Party B if Party B has one of the following circumstances:

1. After expiration of the medical treatment period, Party B, as a result of illness or non-work related injury, is unable to perform the duties of his original job or any new job arranged by Party A.

2. Party B is incompetent and remains incompetent after training or adjustment of his position.

3. A significant change arises in the objective circumstances based on which this Contract was concluded, thereby causing this Contract impossible to perform, and no agreement is reached by the parties in respect of the amendment to this Contract after consultation.

11.	This Contract shall be terminated if one of the following circumstances occurs:

1. This Contract is expired and the parties fail to renew it.

2. Party B starts to enjoy basic pension fund insurance according to law.

3. Party B is dead or declared dead or disappeared by a people’s court.

4. Party A is declared bankrupt according to law.

5. Party A is revoked of the business license, ordered close, revocation or decides an early dissolution.

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6. Other circumstances stipulated by laws and administrative rules.

12.	Matters relating to the discharge and termination of this Contract

12.1 Party A and Party B may discharge this Contract prior to its expiry after an unanimous agreement is made through consultation.

12.2 Party B may discharge the Employment Contract by giving a 30-day prior written notice to Party A. Party B may discharge the Employment Contract during the probation period by giving a 3-day prior notice to Party A.

12.3 When the employment relationship is terminated, Party B shall be under an obligation to cooperate with Party A to complete the handover of jobs and return of items (including without limitation, business trading records, technical information, financial accounts and the originals, duplicates and copies of any other documents) in a timely manner, and shall subsequently complete departure formalities. Party A shall pay to Party B any salary, subsidies and economic compensations in connection with the departure after the above handover is completed. Upon completion of the departure formalities, Party A shall proceed the formalities in relation to the termination of employment for Party B. If Party B does not complete the departure formalities or fails to collect the notice of termination of employment within certain period of time, it shall bear all legal liabilities arising therefrom.

12.4 If Party A or a third party authorized by it has provided to Party B any training relating to its business or other training and paid the relevant fees and expenses (including without limitation, tuition fees, material expenses, travelling expenses and living subsidies, hereinafter referred to as the “Training Costs”), and Party B is dismissed by Party A due to the circumstances stipulated in Article 9 hereof during the service period as agreed by the parties, or Party B tenders his resignation unilaterally or quits on his own, Party B shall pay to Party A penalty for breach of contract. Should the parties sign a training agreement, such agreement shall prevail.

13.	Works from Employment

The titles to all the research, development, invention and design completed and conceived by Party B during his employment with Party A shall be owned by Party A. Party B shall provide all necessary information and take necessary actions as required by Party A to assist Party A in acquiring and exercising the relevant intellectual properties.

14.	Labor Dispute Resolution

Any disputes arising between Party A and Party B in connection with the performance of this Contract or the dismissal, removal and discharge of Party B by Party A may be resolved pursuant to the labor dispute resolution procedures, the details of which are as follows:

1. Party A and Party B resolve their dispute by agreement.

2. An application for arbitration shall be made to the labor dispute arbitration commission of the place where Party A is domiciled.

15.	Miscellaneous

15.1 Party B hereby represents and undertakes that:

1. Party B may lawfully execute this Contract and is willing to be bound by and subject to this Contract;

2. Party B has carefully reviewed this Contract and agreed to it.

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3. Party B shall fully perform all obligations hereunder and shall not breach any undertakings made by him on an voluntary basis.

15.2 This Contract is executed in two originals and the parties shall each keep one original. Each original shall have equal effect. Any amendment or supplement hereto shall become effective after it is sealed by Party A and signed by Party B.

15.3 The offer letter, salary payment notice, employee manual, notices from personnel department and this Contract shall have the same legal effect.

[No text below]

Party A:	Zhejiang Yuhui Solar Energy Source Co., Ltd. (Common Seal)
Authorized Representative:	Li Xianshou
Position:	Legal Representative

Party B:	/s/ Huang Songde	(Signature)

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